UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)1

Telephone and Data Systems, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

879433100
(CUSIP Number)

LeRoy T. Carlson, Jr., c/o Telephone and Data Systems, Inc., Suite 4000 30 North LaSalle Street, Chicago, Illinois 60602 (312)630-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

CUSIP No. 879433100

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Trustees under Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A

8.

Shared Voting Power — 6,084,381 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares (or Special Common Shares — see separate Schedule 13D), and are held by the reporting persons as trustees of a Voting Trust.

	9.	Sole Dispositive Power N/A

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Same as 8.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11) — Reporting persons beneficially own approximately 94.4% of the Series A Common Shares of the Issuer and approximately 10.4% of the Special Common Shares of the Issuer, representing approximately 10.4% of the Issuer’s outstanding classes of Common Stock and 52.3% of the Issuer’s voting power in matters other than the election of directors.[1] The Series A Common Shares are entitled to 10 votes per share in such matters and the Special Common Shares do not vote in such matters, except as required by law. The holders of Series A Common Shares (together with holders of outstanding Preferred Shares) are entitled to elect eight of the twelve directors of the Issuer. The reporting persons hold 94.3% of the voting power in the election of such eight directors. The holders of Special Common Shares (together with holders of outstanding Common Shares) are entitled to elect four of the twelve directors of the Issuer. The reporting persons hold 5.5% of the voting power in the election of such four directors.

14.	Type of Reporting Person (See Instructions) OO

1 Based on 51,874,608 Common Shares, 58,257,644 Special Common Shares, 6,444,764 Series A Common Shares and 8,627 Preferred Shares issued and outstanding on December 31, 2006.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

This Amendment No. 4 to Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, by the Trustees of the Voting Trust under the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989.  This Schedule 13D reports the ownership of Series A Common Shares, par value $0.01 per share (“Series A Common Shares”), that are convertible on a share-for-share basis into Common Shares, par value $0.01 per share (“Common Shares”), of Telephone and Data Systems, Inc., a Delaware corporation (the “Issuer” or “TDS”).  The Series A Common Shares are also convertible on a share-for-share basis into Special Common Shares, par value $0.01 per share (“Special Common Shares”), of TDS.  The reporting persons have filed a separate Schedule 13D with respect to the Special Common Shares.

Item 1.             Security and Issuer.

This statement relates to the Common Shares of the Issuer.  The principal executive office of the Issuer is located at 30 N. LaSalle, Suite 4000, Chicago, Illinois 60602.

Item 2.             Identity and Background.

This Amendment to Schedule 13D is being filed by the trustees (“Trustees”) of the Voting Trust under the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989 (the “Voting Trust”), concerning their direct and indirect beneficial ownership of Common Shares.  The following sets forth Items 2(a) through 2(f) for each filing person.

Voting Trust.        The Voting Trust is organized under Delaware law.  The principal business address of the Voting Trust is c/o LeRoy T. Carlson, Jr., Telephone and Data Systems, Inc., Suite 4000, 30 North LaSalle Street, Chicago, Illinois 60602.

Trustees.               The information required under paragraphs (a) — (c) and (f) with respect to the Trustees of the Voting Trust is set forth in Appendix A hereto, and incorporated herein by reference.

The following is information required under paragraphs (d) and (e) for all filing persons.

(d)           During the last five years, neither the Voting Trust nor any of the Trustees identified in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither the Voting Trust nor any of the Trustees thereof identified in Appendix A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The Voting Trust holds Series A Common Shares pursuant to the voluntary agreement of the beneficiaries thereof.  No funds were used by the Voting Trust to acquire any shares.

Item 4.    Purpose of Transaction.

The Voting Trust holds Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the Trustees hold and vote the Series A Common Shares held in the trust.  This Amendment is being filed to disclose the following information.

The Voting Trust was amended and restated as of April 22, 2005 for the primary purpose of permitting the Trustees of the Voting Trust to retain and vote the Special Common Shares of the Issuer that

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

was received by the Voting Trust as a result of the Distribution, as defined below.   In addition, certain other changes were made to the Voting Trust agreement, which is incorporated by reference herein.  The following information is being updated herein.

On February 17, 2005, the TDS Board of Directors (the “TDS Board”), including directors who are not trustees or beneficiaries of the Voting Trust, and directors who are not officers of TDS, unanimously approved a proposal (the “Special Common Share Proposal”), to be submitted to TDS shareholders at a Special Meeting of shareholders, to approve an amendment (the “Amendment”) to the Restated Certificate of Incorporation of TDS to increase the authorized number of Special Common Shares of TDS from 20,000,000 to 165,000,000.    The Voting Trust had the voting power to cause the Special Common Share Proposal and certain related proposals to be approved, and the trustees of the Voting Trust advised TDS that they intended to vote for the Special Common Share Proposal and for such related proposals at the Special Meeting of shareholders.  The Special Common Share Proposal and related proposals were approved at the Special Meeting of shareholders and the Amendment became effective on April 11, 2005.

Following such approval, the TDS Board approved a distribution of one Special Common Share in the form of a stock dividend with respect to each outstanding Common Share and Series A Common Share of TDS (the “Distribution”), subject to the approval of the Special Common Share Proposal by shareholders, the effectiveness of the Amendment, and certain other conditions.  Each of these conditions was satisfied and the Distribution became effective on May 13, 2005 to shareholders of record on April 29, 2005.  The Voting Trust received 6,067,519 Special Common Shares in the Distribution.

As of December 31, 2006, the Voting Trust had 52.3% of the aggregate voting power of TDS with respect to all matters other than the election of directors and is able to elect eight of the twelve directors by reason of its ownership of Series A Common Shares.  As a result of the Distribution of Special Common Shares to the Voting Trust, the Voting Trust also has 5.5% of the voting power in the election of the four directors currently elected by the holders of Common Shares of TDS.

As of December 31, 2006, TDS owned approximately 80.7% of the equity and 95.6% of the voting power of United States Cellular Corporation (“U.S. Cellular”).  Such ownership is in the form of approximately 69.1% of the outstanding Common Shares (“USM Common Shares”) and 100% of the Series A Common Shares (“USM Series A Common Shares”) of U.S. Cellular.

The trustees of the Voting Trust were advised that the Special Common Share Proposal was implemented by TDS, among other reasons, to permit TDS to offer and issue Special Common Shares in exchange for all of the USM Common Shares of U.S. Cellular which are not owned by TDS and to subsequently effect a short-form merger (the “Possible U.S. Cellular Transaction”).  The purpose of a Possible U.S. Cellular Transaction would be to cause U.S. Cellular to become a wholly-owned subsidiary of TDS.  Citigroup Global Markets Inc. (“Citigroup”) was engaged as TDS’s financial advisor in connection with a Possible U.S. Cellular Transaction.

Implementation of the Special Common Share Proposal and the Distribution would allow TDS to issue such Special Common Shares for a Possible U.S. Cellular Transaction and other corporate purposes without diluting the voting power of the Series A Common Shares and the voting control of the Voting Trust.  The trustees advised TDS that they would not support or approve various actions, including a sale of control of U.S. Cellular or a spin-off of U.S. Cellular.

The foregoing transactions were developed by TDS following discussions with trustees of the Voting Trust.  TDS management communicated with the trustees of the Voting Trust to determine if they would support certain actions.  Following consideration of certain possible transactions, the trustees of the Voting Trust advised TDS management that they were not actively seeking any change to the TDS capital structure and did not consider it to be necessary, but that they might consider a transaction that did not impair the voting control of the Voting Trust and that was in the best interest of TDS and all of its shareholders.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

At the same time, the trustees of the Voting Trust further advised that they did not believe that certain alternatives would be in the best interest of TDS and all of its shareholders and, accordingly, would not approve or support action in furtherance of such alternatives.  The trustees of the Voting Trust advised TDS that they intend to maintain the ability to keep or dispose of the voting control of TDS and intend that TDS maintain the ability to keep or dispose of the voting control of U.S. Cellular.

Following the TDS Distribution, TDS management continued to consider and discuss the possibility of acquiring the USM Common Shares not owned by TDS in a Possible U.S. Cellular Transaction.  Over the next several months members of TDS’s management took various actions in preparation for and to analyze the feasibility of such a possible transaction, and consulted with outside counsel and engaged financial advisors in connection with a possible transaction.

During the course of its consultations with TDS’s advisors, TDS considered the exchange ratio implied from time to time by the market prices of TDS Special Common Shares and Common Shares of U.S. Cellular.  Although a Possible U.S. Cellular Transaction could have certain potential benefits, the trustees of the Voting Trust agree with TDS management that such a transaction is not critical strategically, operationally or financially to the continued success of TDS or U.S. Cellular.  The trustees do not intend to approve or support a Possible U.S. Cellular Transaction on uneconomic terms.  The trustees agree with TDS management that an acceptable exchange ratio would need to be based on financial metrics which appropriately reflect the relative value of TDS and U.S. Cellular, recognizing the fact that a substantial portion of the value of TDS is comprised of its ownership in U.S. Cellular.  The trustees agree with TDS management’s belief that the exchange ratio implied by the historical and present TDS and U.S. Cellular trading prices since some time after the announcement of a Possible U.S. Cellular Transaction has not properly reflected this relative value.  TDS and the trustees also noted that it had been approximately two years since the initial announcement of a Possible U.S. Cellular transaction.

In addition, since the announcement of a Possible U.S. Cellular transaction, neither TDS nor U.S. Cellular has made any purchases of U.S. Cellular Common Shares due to limitations or restrictions imposed by tax, securities, corporate and other laws or regulations as a result of the announcement of a Possible U.S. Cellular Transaction.  However, Common Shares of U.S. Cellular have continued to be issued by U.S. Cellular pursuant to its employee benefit and director compensation plans.  As a result, TDS’s ownership of U.S. Cellular common stock has declined from approximately 82% at the time of announcement of a Possible U.S. Cellular Transaction in 2005 to approximately 80.7%.  TDS does not believe that it would be desirable for TDS or U.S. Cellular to allow this percentage to decline below 80%, because this would require TDS and U.S. Cellular to cease filing consolidated federal income tax returns.  In such event, TDS and U.S. Cellular would be required to pay additional current taxes that could be significant.  In addition, TDS believes that the ability to file consolidated income tax returns may provide TDS and U.S. Cellular with future tax benefits that would be desirable to retain.

On March 2, 2007, the TDS board of directors met, with members of TDS’s management and TDS’s outside counsel and financial advisors present, and discussed the Possible U.S. Cellular Transaction, the historical and present TDS and U.S. Cellular trading prices, the length of time since the initial announcement, the potential benefits of a Possible U.S. Cellular Transaction,  the engagement letter between TDS and Citigroup, the desire to avoid a tax deconsolidation and other matters.  Following discussion, the TDS board of directors determined unanimously to terminate the engagement letter with Citigroup and to terminate all present activity relating to a Possible U.S. Cellular Transaction.  The trustees of the Voting Trust support this decision.

 The trustees have been advised that, although TDS is terminating activity with respect to a Possible U.S. Cellular Transaction at this time, TDS reserves the right to recommence activity with respect to a Possible U.S. Cellular Transaction at any time in the future.  TDS may also at any time acquire the Common Shares of U.S. Cellular through open market purchases, block transactions or private purchases, or take other action to acquire some or all of the shares of U.S. Cellular not owned by TDS, although it has no present plans to do so.  However, TDS intends to support repurchases of Common Share by U.S. Cellular, to offset the effect of dilution from the issuance of shares pursuant to employee benefit and director compensation plans and avoid a tax deconsolidation, as discussed above.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

At this time, TDS intends to support action by the U.S. Cellular board of directors to approve a share repurchase program of up to 500,000 Common Shares of U.S. Cellular.  This would be in addition to U.S. Cellular’s existing de minimis share repurchase authorization that permits the repurchase of approximately 170,000 share in each three month period. The Voting Trust supports such repurchases of Common Shares by U.S. Cellular.

Except as disclosed or incorporated by reference herein, the Voting Trust does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The trustees of the Voting Trust intend to maintain the ability to keep or dispose of the voting control of TDS and intend that TDS maintain the ability to keep or dispose of the voting control of U.S. Cellular.

Notwithstanding the foregoing, the trustees of the Voting Trust retain the right to change their intent, including to acquire additional securities from time to time, or to dispose of all or part of the securities beneficially owned by the Voting Trust in any manner permitted by the terms of the Voting Trust and applicable law.

Item 5.    Interest in Securities of the Issuer.

(a)                                  As of December 31, 2006, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust and each of the Trustees may be deemed to beneficially own an aggregate of 6,084,381 Series A Common Shares held by the Voting Trust, which are convertible into 6,084,381 Common Shares (or Special Common Shares — see separate Schedule 13D).  See Appendix A for additional Common Shares beneficially owned by each of the Trustees.

(b)                                 The following information is provided with respect to the shares held by the Voting Trust.  See Appendix B for information with respect to other shares beneficially owned by each of the Trustees.

(i)                                     Sole Power to Vote or Direct the Vote:

None.

(ii)                                  Shared Power to Vote or Direct the Vote:

The Voting Trust is the direct beneficial owner of Series A Common Shares, which are convertible on a share-for-share basis into Common Shares.  The Voting Trust holds and the Trustees vote 6,084,381 Series A Common Shares of the Issuer, representing approximately 94.4% of the outstanding Series A Common Shares.  The holders of Series A Common Shares are entitled to elect eight of the twelve directors of the Issuer.  The Series A Common Shares also have ten votes per share in matters other than the election of directors and, accordingly, the Series A Common Shares held by the Voting Trust represent approximately

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

52.3% of the combined voting power of the Issuer.1 Therefore, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

(iii)                               Sole Power to Dispose or Direct the Disposition:

None.

(iv)                              Shared Power to Dispose or Direct the Disposition:

The information contained in Item 5(b)(ii) above is incorporated herein by reference.

(c)                                  Except for any bona fide gifts, no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by the Voting Trust or the Trustees.

(d)                                 Except as disclosed below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Series A Common Shares of the Issuer beneficially owned by the Voting Trust.

Under the Terms of the Voting Trust, except to the extent necessary to pay Voting Trust expenses, all cash dividends are distributed to the beneficiaries of the Voting Trust.  The Trustees do not have the power to sell any Series A Common Shares deposited by a certificate holder without the consent of such certificate holder.

(e)                                  Not Applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Voting Trust holds Series A Common Shares and Special Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the Trustees hold and vote the Series A Common Shares and Special Common Shares held in the trust.

The Voting Trust is the direct beneficial owner of Series A Common Shares, which are convertible on a share-for-share basis into Common Shares (or Special Common Shares — see separate Schedule 13D).  The Voting Trust holds and the Trustees vote 6,084,381 Series A Common Shares and 6,072,898 Special Common Shares of the Issuer, representing approximately 94.4% of the outstanding Series A Common Shares and 10.4% of the outstanding Special Common Shares.  The holders of Series A Common Shares are entitled to elect eight of the twelve directors of the Issuer.  The Series A Common Shares also have ten votes per share in matters other than the election of directors and, accordingly, the Series A Common Shares held by the Voting Trust represent approximately 52.3% of the combined voting power of the Issuer.1  Therefore, the Voting Trust elects a majority of

1 Based on 51,874,608 TDS Common Shares, 58,257,644 TDS Special Common Shares, 6,444,764 Series A Common Shares and 8,627 Preferred Shares issued and outstanding on December 31, 2006.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

Item 7.    Material to be Filed as Exhibits.

(a)           Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989, is hereby incorporated by reference from Amendment No. 3 to this Schedule 13D dated May 2, 2005.

(b)           TDS Proxy Statement dated August 14, 2006, is hereby incorporated by reference from TDS’s Schedule 14A filed with the SEC on August 14, 2006.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2007                                                                                                                                                                                       TRUSTEES OF AMENDMENT AND RESTATEMENT (DATED AS OF APRIL 22, 2005) OF VOTING TRUST UNDER AGREEMENT DATED JUNE 30, 1989

/s/ Walter C. D. Carlson*

Walter C.D. Carlson

/s/ Letitia G. Carlson, M.D.*

Letitia G. Carlson, M.D.

/s/ Prudence E. Carlson*

Prudence E. Carlson

/s/ LeRoy. T. Carlson, Jr.

LeRoy T. Carlson, Jr.

*By:        /s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr.

Attorney-in-Fact for above Trustees*

*Pursuant to previously filed Joint Filing Agreement and Power of Attorney

Signature Page to Amendment No. 4 to Schedule 13D

relating to the direct beneficial ownership in the Common Shares of

Telephone and Data Systems, Inc. by the Voting Trust.

Schedule 13D	Appendix A
Issuer: Telephone and Data Systems, Inc.
Page 1 of 2 of Appendix A

Trustees of the Voting Trust

(I)	(a)	Name:

Walter C.D. Carlson

	(b)	Business Address:

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603

	(c)	Present Principal Occupation or Employment:

Partner of the law firm of Sidley Austin LLP (see above for address)

	(f)	Citizenship:

United States

(II)	(a)	Name:

LeRoy T. Carlson, Jr.

	(b)	Business Address:

Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

President and Chief Executive Officer of Telephone and Data Systems, Inc. (see above for address)

	(f)	Citizenship:

United States

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

Page 2 of 2 of Appendix A

(III)	(a)	Name:

Letitia G. Carlson, M.D.

	(b)	Business Address:

2150 Pennsylvania Avenue, N.W.
Washington, D.C. 20037

	(c)	Present Principal Occupation or Employment:

Physician and Associate Clinical Professor at George Washington University Medical Center (see above for address)

	(f)	Citizenship:

United States

(IV)	(a)	Name:

Prudence E. Carlson

	(b)	Business Address:

10 White Street
New York, New York 10013

	(c)	Present Principal Occupation or Employment:

Art Critic and Art Historian

	(f)	Citizenship:

United States

Schedule 13D	Appendix B
Issuer: Telephone and Data Systems, Inc.
Page 1 of 1 of Appendix B

Name	Number of Common Shares Beneficially Owned As of December 31, 2006	Percent of Class of Common Shares

LeRoy T. Carlson, Jr.	592,554(1)	*

Walter C.D. Carlson	6,704(2)	*

Letitia G. Carlson, M.D.	3,058(3)	*

Prudence E. Carlson	179,264(4)	*

*              Less than 1% of class.   All of such ownership involves sole power  to vote or dispose of unless otherwise indicated below.

(1)           Includes (A) 552,036 Common Shares that may be purchased pursuant to stock options that are currently exercisable or exercisable within 60 days, (B) 12,633 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust, (C) 6,968 Common Shares held outside of the Voting Trust, (D) 8,679 Common Shares held in a 401(k) account for the benefit of LeRoy T. Carlson, Jr., and (E) 12,238 Common Shares held in a deferred compensation account for the benefit of Mr. Carlson and which have vested or will vest within 60 days.  Does not include Series A Common Shares held in the Voting Trust and which are reported above, of which 174,954 shares are held for the benefit of LeRoy T. Carlson, Jr., 1,548,988 shares are held by family partnerships, of which Mr. Carlson is a general partner, and 111,060 shares are held for the benefit of his wife, his children and others.  Also, does not include 5,275 Common Shares that may be acquired upon conversion of Series A Common Shares and 1,156 Common Shares held by Mr. Carlson’s wife outside of the Voting Trust.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(2)           Includes 878 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 5,826 Common Shares held outside of the Voting Trust.  Does not include Series A Common Shares held in the Voting Trust reported above, of which 1,095,529 shares are held for the benefit of Walter C.D. Carlson, 686,295 shares are held by a family partnership, of which Mr. Carlson is a general partner, and 114,783 shares are held for the benefit of his wife and children in the voting trust.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(3)           Includes 949 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 2,109 Common Shares held outside of the Voting Trust.  Does not include Series A Common Shares held in the Voting Trust, of which 1,055,036 shares are held for the benefit of Letitia G. Carlson, M.D., 686,295 shares are held by a family partnership, of which Dr. Carlson is a general partner, and 99,489 shares are held for the benefit of her husband and children.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Dr. Carlson in the Voting Trust.

(4)           Includes 179,253 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 11 Common Shares held outside of the Voting Trust.  Does not include Series A Common Shares held in the Voting Trust, of which 1,690,859 shares are held by family partnerships, of which Prudence E. Carlson is a general partner, and 26,636 shares are held for the benefit of her child and husband. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Ms. Carlson in the Voting Trust.